UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Heritage Bankshares, Inc.

(Name of Issuer)

Common Stock, $5.00 par value

(Title of Class of Securities)

42721M-10-1

(CUSIP Number)

Peter M. Meredith, Jr.

1014 West 24th Street

P. O. Box 11265

Norfolk, Virginia 23517-0265

(757) 622-5645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 42721M-10-1	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter M. Meredith, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 44,640[1,2]
8 SHARED VOTING POWER 101,893[1]
9 SOLE DISPOSITIVE POWER 44,640[1,2]
10 SHARED DISPOSITIVE POWER 101,893[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,533[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

1	See Item 5 of this Amendment No. 1 to Schedule 13D.
2	Also includes 4,000 shares issuable upon the exercise of fully vested options granted under the Heritage Bankshares, Inc. 1999 Stock Option Plan.

SCHEDULE 13D/A

CUSIP No. 42721M-10-1	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Meredith Realty Holding Company, L.L.C. 54-1707340
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,598[1]
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 30,598[1]
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

1	See Item 5 of this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D/A

CUSIP No. 42721M-10-1	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pomar Holding Company, L.L.C. 54-1707334
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 36,294[1]
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 36,294[1]
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,294[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

1	See Item 5 of this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D/A
CUSIP No. 42721M-10-1		Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Meredith Realty Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,000[1]
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 6,000[1]
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

1	See Item 5 of this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D/A
CUSIP No. 42721M-10-1		Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Penelope Harper Meredith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,295
8 SHARED VOTING POWER 14,706[1]
9 SOLE DISPOSITIVE POWER 14,295
10 SHARED DISPOSITIVE POWER 14,706[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

1	See Item 5 of this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D/A

CUSIP No. 42721M-10-1	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Susan T. Meredith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 36,598[1]
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 36,598[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

1	Voting power, dispositive power and beneficial ownership is shared through ownership interest in Meredith Realty Holding Company, L.L.C. and Meredith Realty Associates. See Item 5 of this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D/A

CUSIP No. 42721M-10-1	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard P. Meredith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 72,892[1]
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 72,892[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,892[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

1	Voting power, dispositive power and beneficial ownership is shared through ownership interest in Meredith Realty Holding Company, L.L.C., Pomar Holding Company, L.L.C. and Meredith Realty Associates. See Item 5 of this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D/A
CUSIP No. 42721M-10-1		Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sunshine Meredith Leinbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 36,598[1]
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 36,598[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,598[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

1	Voting power, dispositive power and beneficial ownership is shared through ownership interest in Meredith Realty Holding Company, L.L.C. and Meredith Realty Associates. See Item 5 of this Amendment No. 1 to Schedule 13D.

Page 10 of 13 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $5.00 par value per share (the “Common Stock”), of Heritage Bankshares, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 150 Granby Street, Norfolk, Virginia 23510. This Amendment No. 1 amends the original filing on Schedule 13D filed on March 24, 1999 (the “Original Schedule”) by the Meredith Group (defined below). This Amendment No. 1 updates certain information contained in the Original Schedule and, to the extent inconsistent therewith, amends and restates the information set forth in the Original Schedule.

Item 2.	Identity and Background

(a) – (c) Peter M. Meredith, Jr. is Chairman and CEO of Meredith Construction Company, Inc., an entity primarily engaged in real estate development and construction, the address of which is 1014 West 24th Street, P.O. Box 11265, Norfolk, Virginia 23517-0265. He is also the Chairman of the Board of Directors of the Issuer. Meredith Realty Holding Company, L.L.C., Pomar Holding Company, L.L.C. and Meredith Realty Associates are entities that are primarily engaged in real estate development, and each of their addresses is 1014 West 24th Street, P.O. Box 11265, Norfolk, Virginia 23517-0265. Penelope Harper Meredith is the spouse of Peter M. Meredith, Jr., and her residence address is 5320 Edgewater Drive, Norfolk, Virginia 23508. Susan T. Meredith, Richard P. Meredith and Sunshine Meredith Leinbach are siblings of Peter M. Meredith, Jr., are primarily employed by Meredith Construction Company, Inc., an entity primarily engaged in real estate development and construction, and each of their business addresses is also 1014 West 24th Street, P.O. Box 11265, Norfolk, Virginia 23517-0265. (All of the individuals and organizations listed above are referred to herein collectively as the “Meredith Group”.)

(d) None of the members of the Meredith Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the members of the Meredith Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

(f) Each of Peter M. Meredith, Jr., Penelope Harper Meredith, Susan T. Meredith, Richard P. Meredith and Sunshine Meredith Leinback is a citizen of the United States of America; and each of Meredith Realty Holding Company, L.L.C., Pomar Holding Company, L.L.C. and Meredith Realty Associates is an entity organized under the laws of the Commonwealth of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock owned by the Meredith Group were purchased with personal funds of the purchasers, except that the 4,000 shares of Common Stock beneficially owned by Peter M. Meredith, Jr. that are subject to stock options granted under the Heritage Bankshares, Inc. 1999 Stock Option Plan (the “1999 Stock Option Plan”) were granted to Mr. Meredith as a result of his position on the Board of Directors of the Issuer. In order to purchase shares of stock subject to stock options under the 1999 Stock Option Plan, Mr. Meredith must pay the applicable exercise price for such securities. Mr. Meredith would pay such exercise price with his personal funds in such form as is permitted under the 1999 Stock Option Plan, and in accordance with his Stock Option Agreement with the Issuer identified under Item 6 and Item 7 below. All applicable terms of such Stock Option Agreement are hereby incorporated by this reference into this Item 3.

Item 4.	Purpose of Transaction

The shares of Common Stock purchased by the Meredith Group have been acquired for investment purposes. In addition, the shares of Common Stock beneficially owned by Peter M. Meredith, Jr. that are subject to stock options were granted to Mr. Meredith as a result of his position on the Board of Directors of the Issuer, in accordance with his Stock Option Agreement with the Issuer identified under Item 6 and Item 7 below. (All applicable terms of such Stock Option Agreement are hereby incorporated by this reference into this Item 4.)

The members of the Meredith Group intend to continuously review their investment in the Issuer. In reaching any decision with respect to such investment, the Meredith Group will take into consideration various

Page 11 of 13 Pages

factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other investment opportunities available to the members of the Meredith Group, general economic and market conditions, and compliance with applicable securities laws and the Issuer’s policies in light of Peter M. Meredith, Jr.’s position as Chairman of the Board of the Issuer. Depending upon the results of their review of such factors, the members of the Meredith Group may decide to acquire additional shares of, or dispose of all or a portion of, such securities (whether now or hereafter held). Although the foregoing describes activities and possibilities presently contemplated or under consideration by the Meredith Group, the intentions of one or more members of the Meredith Group may change. Except as set forth above or in any item hereof, the members of the Meredith Group do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The Meredith Group together beneficially owns 146,533 shares, or 6.4% of the outstanding shares of Common Stock of the Issuer, as follows:

•

Peter M. Meredith, Jr. owns directly or through an individual retirement account 44,640 shares, or 2.0% of the outstanding shares of Common Stock of the Issuer, including 4,000 shares of Common Stock issuable upon the exercise of fully-vested options granted under the 1999 Stock Option Plan at an exercise price of $6.15 per share (split adjusted). Mr. Meredith has sole voting, investment and dispositive power over these shares.

•

Penelope Harper Meredith owns directly or through an individual retirement account 14,295 shares, or 0.6% of the outstanding shares of Common Stock of the Issuer. Mr. and Mrs. Meredith share sole voting, investment and dispositive power over these shares.

•

Peter M. Meredith, Jr. and Penelope Harper Meredith are custodians under UTMA accounts for their two children, which hold a total of 14,706 shares, or 0.6% of the outstanding shares of Common Stock of the Issuer, over which they share voting, investment and dispositive power.

•

Meredith Realty Holding Company, L.L.C. owns 30,598 shares, or 1.3% of the outstanding shares of Common Stock of the Issuer. Peter M. Meredith, Jr., Richard P. Meredith, Susan T. Meredith and Sunshine Meredith Leinbach are the sole members of this limited liability company, and share sole voting, investment and dispositive power over these shares.

•

Pomar Holding Company, L.L.C. owns 36,294 shares, or 1.6% of the outstanding shares of Common Stock of the Issuer. Peter M. Meredith, Jr. and Richard P. Meredith are the sole members of this limited liability company, and share sole voting, investment and dispositive power over these shares.

•

Meredith Realty Associates owns 6,000 shares, or 0.3% of the outstanding shares of Common Stock of the Issuer. Peter M. Meredith, Jr., Richard P. Meredith, Susan T. Meredith and Sunshine Meredith Leinbach are the sole general partners of this general partnership, and share sole voting, investment and dispositive power over these shares.

(c) During the 60 days prior to the date of this filing, the Meredith Group acquired shares of Common Stock in the following open market transactions:

Date	Purchase/Sale	No. of Shares	Price	Owner
October 20, 2008	Purchase	1,000	$9.00	Penelope Harper Meredith
October 22, 2008	Purchase	1,000	$10.00	Penelope Harper Meredith
November 17, 2008	Purchase	600	$9.90	Penelope Harper Meredith
November 17, 2008	Purchase	200	$9.95	Penelope Harper Meredith
November 21, 2008	Purchase	1,000	$8.89	Penelope Harper Meredith
November 24, 2008	Purchase	600	$8.90	Penelope Harper Meredith

(d) Not applicable.

(e) Not applicable.

Page 12 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Peter M. Meredith, Jr. is a party to a Stock Option Agreement with the Issuer dated May 24, 2000 in respect of the 1999 Stock Option Plan. Except for such Stock Option Agreement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the members of the Meredith Group named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Penelope Harper Meredith is the spouse of Peter M. Meredith, Jr.; Peter M. Meredith, Jr., Richard P. Meredith, Susan T. Meredith and Sunshine Meredith Leinbach are siblings; and Meredith Realty Holding Company, L.L.C., Pomar Holding Company, L.L.C. and Meredith Realty Associates are owned by the Meredith siblings as described above in Item 5.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	A copy of the written agreement among the Meredith Group relating to the filing of joint acquisition statements is attached as Exhibit A to the Original Schedule.

Exhibit B	Stock Option Agreement between the Issuer and Peter M. Meredith, Jr., dated May 24, 2000 (see attached).

Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: December 5, 2008	/s/ Peter M. Meredith, Jr.
Peter M. Meredith, Jr.

MEREDITH REALTY HOLDING COMPANY, L.L.C.

Date: December 5, 2008	By:	/s/ Peter M. Meredith, Jr.
Peter M. Meredith, Jr., Member

POMAR HOLDING COMPANY, L.L.C.

Date: December 5, 2008	By:	/s/ Peter M. Meredith, Jr.
Peter M. Meredith, Jr., Member

MEREDITH REALTY ASSOCIATES

Date: December 5, 2008	By:	/s/ Peter M. Meredith, Jr.
Peter M. Meredith, Jr., General Partner

Date: December 5, 2008	/s/ Penelope Harper Meredith
Penelope Harper Meredith

Date: December 5, 2008	/s/ Susan T. Meredith
Susan T. Meredith

Date: December 5, 2008	/s/ Richard P. Meredith
Richard P. Meredith

Date: December 5, 2008	/s/ Sunshine Meredith Leinbach
Sunshine Meredith Leinbach

EXHIBIT B

STOCK OPTION AGREEMENT

THIS AGREEMENT, Made this 24th day of May, 2000, by and between HERITAGE BANKSHARES, INC., a Virginia bank holding company (hereinafter referred to as “Company”) and Peter M. Meredith, Jr., (hereinafter referred to as “Meredith”).

WHEREAS, The Board of Directors adopted a Stock Option Plan on the 27th day of January 1999.

WHEREAS, the Stock Option Plan was to become effective after it had been approved by a vote of a majority of the outstanding shares of the Company; and

WHEREAS, at the Annual Stockholders Meeting held on the 25th of May, 1999, the requisite majority of outstanding shares approved the Stock Option Plan; and

WHEREAS, the Committee appointed by the Chairman in accordance with the provisions of said Plan wishes to effectuate said Stock Option Plan and to grant options to purchase the stock of the company under the terms and conditions as hereinafter set forth, and said grant was approved by the Board of Directors at its meeting on August 25, 1999.

NOW THEREFORE, that for and in consideration of the premises and other good and valuable considerations, the parties hereto do covenant and agree as follows:

1. The Company does hereby grant unto Meredith options (one option equaling one share of stock) to purchase 2,000 shares of common stock of Heritage Bankshares, Inc., at an option price of $12.30 per share on the following terms and conditions:

(a) The options shall accrue to Meredith at the rate of 1/3 per year of the total grant, or 667 options per year of service, (the first said year to commence on the 24th day of May, 2000) and shall continue to accrue each year thereafter until the full amount of the grant has been exhausted. Meredith shall have the right to exercise the options in accordance with Section 9 of the Stock Option Plan as soon as they accrue.

(b) The options granted hereunder shall be exercised within a ten-year period unless otherwise extended by the Board of directors. In the event that the options are not exercised then they shall lapse at the end of the said ten-year period or sooner as hereinafter provided.

(c) The options are granted upon the condition that Meredith continues as a director of the Company and in good standing,

(d) In the event that Meredith resigns, is discharged, dies or becomes disabled, then he shall be entitled to only the options which have accrued over the period of each full year up to the date of his resignation, discharge, death or disability but in no event shall fractional shares be granted. Further, in case of the above the remaining unaccrued options shall lapse and be of no force and effect.

(e) The Board of directors have approved said grant of options as contained herein at its meeting on August 25, 1999,

2. The options granted hereunder shall be exercised by a written notice which shall state:

(a) the election to exercise the option; the number of shares in respect of which it is being exercised; the person in whose name the stock certificate or stock certificates have such shares of common stock is to registered; his and her address and social security number.

(b) be signed by the person entitled to exercise the option.

(c) be in writing and delivered in person or by certified mail to the Shareholder Relations Department of the Company.

3. The options granted hereunder may not be transferred in any manner otherwise than by Will or by the laws of descent and distribution (to anyone other than the Optionee’s spouse or executor).

The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

Date of Grant: May 24, 2000

/s/ Peter M. Meredith, Jr.
Peter M. Meredith, Jr.
Chairman of the Board

2